                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (AMENDMENT NO. 20)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                  422317 10 7
                                 (CUSIP Number)

                              Jodie W. King, Esq.
                             The Hearst Corporation
                               959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2025

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Steven A. Hobbs, Esq.
                           Bonnie A. Barsamian, Esq.
                                 Rogers & Wells
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000



                                 March 18, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7           |                13D
---------------------------------
      1.  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                  HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[_]
--------------------------------------------------------------------------------
      3.  SEC USE ONLY

--------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
                                  WC
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                               -------------------------------------------------
                               8.  SHARED VOTING POWER
                                   47,206,254
                               -------------------------------------------------
                               9.  SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   47,206,254
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   47,206,254
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   52.95%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                   CO
================================================================================

---------------------------------
CUSIP No. 422317 10 7           |                13D
---------------------------------
      1.  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST CORPORATION
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[_]
--------------------------------------------------------------------------------
      3.  SEC USE ONLY

--------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                               -------------------------------------------------
                               8.  SHARED VOTING POWER
                                        47,206,254
                               -------------------------------------------------
                               9.  SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                        47,206,254
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            47,206,254
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            52.95%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                            CO
================================================================================

---------------------------------
CUSIP No. 422317 10 7           |                13D
---------------------------------

      1.  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[_]
--------------------------------------------------------------------------------
      3.  SEC USE ONLY

--------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                            CALIFORNIA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                               -------------------------------------------------
                               8.  SHARED VOTING POWER
                                        47,206,254
                               -------------------------------------------------
                               9.  SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                        47,206,254
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            47,206,254
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            52.95%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                            OO (Testamentary Trust)
================================================================================

                                  SCHEDULE 13D

         This Amendment No. 20, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $23,233,935.25. Hearst Broadcasting used its working capital to make such purchases.

Item 4.  Purpose of the Transaction.

         Since filing Amendment No. 19 to the Statement on February 11, 1999, Hearst Broadcasting purchased 1,000,881 shares of Series A Common Stock of the Issuer (the "Purchases"). In addition, on March 18, 1999, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998, by and among Pulitzer Publishing Company, a Delaware corporation ("Pulitzer"), Pulitzer Inc., a Delaware corporation and wholly-owned subsidiary of Pulitzer ("New Pulitzer"), and the Issuer, Pulitzer merged with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). In connection with the Merger, the Issuer issued 37,096,774 shares of its Series A Common Stock to the holders of Pulitzer's Common Stock and Class B Common Stock. Due to the Purchases and the stock issued in connection with the Merger, the Reporting Persons' percentage ownership in the Issuer has decreased to 52.95%.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of March 24, 1999, the Reporting Persons own 5,907,606 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 47,206,254 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 52.95% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) Since filing Amendment No. 19 to the Statement on February 11, 1999, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


           Date               # of Shares      Price Per Share             Cost
--------------------------  ---------------  --------------------  --------------------
3/19/99                              75,000              $24.7900        $ 1,859,250.00
3/22/99                              30,400               24.7900            753,616.00
3/23/99                              62,500               24.4001          1,462,506.25
3/24/99                             832,981               23.0000         19,158,563.00
                                  ---------                              --------------
Total                             1,000,881                              $23,233,935.25
                                  =========                              ==============

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999



                                HEARST BROADCASTING, INC.

                               By: /s/ Jodie W. King
                                  -----------------------
                                    Name:  Jodie W. King
                                    Title:  Vice President

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999



                                THE HEARST CORPORATION

                               By: /s/ Jodie W. King
                                  ------------------------
                                    Name:  Jodie W. King
                                    Title:  Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999



                                THE HEARST FAMILY TRUST

                                By:  /s/ Mark F. Miller
                                   ----------------------
                                Name: Mark F. Miller
                                Title:  Trustee